UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No.1)

CLEARVIEW ACQUISITIONS, INC.

(Name of Issuer)

Shares of Common Stock, $0.0001 Par Value
(Title of Class of Securities)

18506Q103

(CUSIP Number)

David Lubin & Associates, PLLC
26 East Hawthorne Avenue
Valley Stream, NY 11580
Telephone: (516) 887-8200
Facsimile: (516) 887-8250

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

December 12, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 18506Q103

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Tatiana Mikitchuk

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [__] (b) [__]

3. SEC Use Only

4. Source of Funds (See Instructions) PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned By Each Reporting Person	7. Sole Voting Power
35,133,000

8. Shared Voting Power
-0-

9. Sole Dispositive Power
35,133,000

10. Shared Dispositive Power
-0-

11. Aggregate Amount Beneficially Owned by Each Reporting Person
35,133,000 shares of common stock

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
64.7% of the issued and outstanding shares of common stock*

14. Type of Reporting Person (See Instructions)
IN

* Based 54,280,075 shares of the Issuer’s common stock outstanding as of December 22, 2008.

Item 1. Security and Issuer

Item 1 is hereby amended and restated to read as follows:

This statement relates to the common stock $0.0001 par value, of Clearview Acquisitions, Inc., formerly known as Black Sea Oil, Inc., a Nevada Corporation (the “Issuer”). The principal offices of the Issuer are currently located at 415 Madison Avenue, 15th Floor, New York, New York 10017.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

On September 24, 2008, the Reporting Person paid the sum of $1,000 to Marcus Segal for the purchase of 133,000,000 shares of common stock of the Issuer. On November 14, 2008, such shares were subject to a 1:1,000 reverse stock split and as of such date, the Reporting person held 133,000 shares of Issuer’s common stock.

On December 12, 2008, the Reporting Person purchased 35,000,000 shares of the Issuer’s common stock from the Issuer for the aggregate purchase price of $3,500. As a result of such issuance, the Reporting Person currently holds 35,133,000 shares of the Issuer’s common stock, representing an interest of 64.7%. The funds used to acquire such shares were taken from the Reporting Person’s personal funds.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated to read as follows:

Pursuant to a Purchase and Sale Agreement dated September 24, 2008, by and between the Reporting Person and Marcus Segal, the Reporting Person acquired from Marcus Segal 133,000,000 shares of the Issuer’s common stock. On November 14, 2008, the Issuer implemented a 1:1000 reverse stock split of its issued and outstanding shares of common stock, and as a result, the Reporting person held 133,000 shares of the Issuer’s common stock.

On December 12, 2008, the Issuer sold 35,000,000 shares of its common stock to the Reporting person for the aggregate purchase price of $3,500. Currently, the Reporting Person has a controlling interest of 64.7% of the issued and outstanding share capital of the Issuer. Such purchases were made for investment purposes.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

(a) The Issuer has 54,280,075 shares of common stock issued and outstanding shares, of which, the Reporting Person holds 35,133,000 shares, representing an interest of 64.7%.

(b) The Reporting Person has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of all of the shares reported above in this Item 5.

(c) Other than the acquisition of the shares reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days.

(d) No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to read as follows:

On September 24, 2008, Tatiana Mikitchuk entered into a Purchase and Sale Agreement with Marcus Segal, the former president and chief executive officer of the Issuer, for the purchase of 133,000,000 shares of common stock of the Issuer for the aggregate purchase price of $1,000. The Purchase and Sale Agreement was filed as Exhibit 10.3 to the Current Report on Form 8-K, filed with the Securities and Exchange Commission on September 29, 2008.

Item 7. Material to Be Filed as Exhibits

None.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2008

By:	/s/ Tatiana Mikitchuk

Name: Tatiana Mikitchuk
Title: Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).